UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)*

                             INVESTORS TITLE COMPANY
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   461804 10 6
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:
          [  ] Rule 13d-1(b)
          [  ] Rule 13d-1(c)
          [X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461804 10 6       13G/A No 9                Page 1 of 4 Pages

     1. NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                         J. Allen Fine

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
            (b) [ ] 3. SEC USE ONLY

     4. CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

          5) Sole Voting Power

              289,358 shares

          6) Shared Voting Power

               0 shares

          7) Sole Dispositive Power

                289,358 shares

          8) Shared Dispositive Power

                 0 shares

     9) Aggregate Amount Beneficially Owned by Each Reporting
        Person

                289,358 shares**

       ** Includes 26,800 shares subject to options that were exercisable on, or within 60 days after, December 31, 2003.

    10) Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares

    11) Percent of Class Represented by Amount in Row 9

                         10.04 percent

    12) Type of Reporting Person

                          IN

CUSIP No. 461804 10 6       13G/A No 9                Page 2 of 4 Pages

Item 1(a).     Name of Issuer:

                       Investors Title Company

        (b).     Address of Issuer's Principal Executive Offices:

                        121 North Columbia Street
                        Chapel Hill, North Carolina 27514

Item 2(a).     Name of Person Filing:

                    J. Allen Fine

      (b).    Address of Principal Business Office, or, if none,
              Residence:

                        121 North Columbia Street
                        Chapel Hill, North Carolina 27514

      (c).     Citizenship:

                  United States

      (d).     Title of Class of Securities:

                  Common Stock, no par value

      (e).     CUSIP Number:

                  461804 10 6


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                Not applicable

CUSIP No. 461804 10 6       13G/A No 9                Page 3 of 4 Pages

Item 4.       Ownership:

             (a)  Amount Beneficially Owned:

                    289,358 shares*

       * Includes 26,800 shares subject to options that were exercisable on, or within 60 days after, December 31, 2003.

              (b)  Percent of class:

                     10.04%

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote

                          289,358 shares*

                  (ii) shared power to vote or to direct the vote

                          0 shares

                 (iii) sole power to dispose or to direct the
                                 disposition of

                          289,358 shares*

                  (iv) shared power to dispose or to direct the
                                 disposition of

                          0 shares

          * Includes 26,800 shares subject to options that were exercisable on, or within 60 days after, December 31, 2003.


Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not applicable

Item 8.         Identification and Classification of Members of the Group.

                Not applicable

Item 9.         Notice of Dissolution of Group.

                Not applicable

Item 10.        Certifications.

                Not applicable

CUSIP No. 461804 10 6       13G/A No 9                Page 4 of 4 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

                              /s/ J. Allen Fine
                              ------------------------
                              J. Allen Fine


Date: February 12, 2004